SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. _)

STATIONDIGITAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

85769Y107
(CUSIP Number)

Edward Storm 655 North 163rd Street Omaha, NE 68118 (310) 807-0773
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85769Y107	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edward Storm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
5,767,662 (1)
	8	SHARED VOTING POWER:
10,320,000 (2)
	9	SOLE DISPOSITIVE POWER:
5,767,662 (1)
	10	SHARED DISPOSITIVE POWER: 10,320,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,087,662 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.67% (3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)          Represents 1,630,009 shares held individually by the Reporting Person, 2,637,653 shares held by ELS Capital Consulting LLC, of which the Reporting Person is the sole principal and 1,500,000 shares that the Reporting Person may obtain within the next 60 days upon the conversion of a note.

(2)          Represents 5,100,000 shares held individually by the Reporting Person’s spouse, 120,000 shares held individually by the Reporting Person’s child as well as 3,500,000 shares held by StormFine LLC, 50% of which the Reporting Person’s spouse owns, and 1,600,000 shares held by AngJen LLC, 50% of which the Reporting Person’s spouse owns.

CUSIP No. 85769Y107	Page 3 of 6

(3)          This percentage is calculated based upon 86,175,888 shares of the Issuer’s Common Stock outstanding as of July 21, 2015.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share, of StationDigital Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Highland Park Two, 5700 Oakland Ave., #200, St. Louis, MO 63110.

Item 2.	Identity and Background

(a) This statement is filed on behalf of Edward Storm (the “Reporting Person”).

(b) The residential address of the Reporting Person is 655 North 163rd Street, Omaha, NE 68118.

(c) The Reporting Person is the Chief Operating Officer and a member of the Board of Directors of the Issuer.

(d) During the last five years, neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: USA

Item 3.	Source and Amount of Funds or Other Considerations

Compensation

As compensation for his services, the Issuer granted to the Reporting Person an aggregate of 491,700 shares of the Issuer’s Common Stock, which were issued on the dates set forth below.

•	June 25, 2014: 1,700 shares of the Issuer’s Common Stock
•	November 19, 2014: 140,000 shares of Issuer’s Common Stock
•	December 15, 2014: 350,000 shares of Issuer’s Common Stock

Private Transactions

The remaining shares of the Common Stock reported in this Schedule 13D were purchased with the Reporting Person’s personal funds in an aggregate amount of $365,946.57.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of the Issuer’s Common Stock as compensation for, and in connection with, his position as the Chief Operating Officer and a member of the Board of Directors of the Issuer as well as for investment purposes.

CUSIP No. 85769Y107	Page 4 of 6

In such capacities, the Reporting Person takes and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in his capacities as a stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, his investments in the Issuer. Depending on the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as the Chief Operating Officer and a director of the Issuer, the Reporting Person currently has no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5.	Interest in Securities of the Issuer

The Reporting Person beneficially owns 16,087,662 shares of the Issuer’s Common Stock, which represents (i) 1,630,009 shares held individually by the Reporting Person, (ii) 2,637,653 shares held by ELS Capital Consulting LLC, of which the Reporting Person is the sole principal, (iii) 1,500,000 shares that the Reporting Person may obtain within the next 60 days upon the conversion of a note, (iv) 5,100,000 shares held individually by the Reporting Person’s spouse, (v) 120,000 shares held individually by the Reporting Person’s child, (vi) 3,500,000 shares held by StormFine LLC, 50% of which the Reporting Person’s spouse owns and (vii) 1,600,000 shares held by AngJen LLC, 50% of which the Reporting Person’s spouse owns. The 16,087,662 shares of the Issuer’s Common Stock represents 18.67% of the total outstanding Common Stock of the Issuer, based upon 86,175,888 shares of the Issuer’s Common Stock outstanding as of July 21, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP No. 85769Y107	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 2015

/s/ Edward Storm
Edward Storm